EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS

Year ended June 30,
	2009	2008	2007	2006	2005
Earnings:
Net increase (decrease) in net assets from operations	$(5,462,453)	$(537,571)	$199,072	$(323,980)	$258,908
Fixed charges	1,130,738	2,398,654	2,158,679	2,157,905	1,885,689
Adjusted earnings	$(4,331,715)	$1,861,083	$2,357,751	$1,833,925	$2,144,597

Fixed charges:
Interest expense	$1,090,074	$2,357,540	$2,117,675	$2,116,903	$1,837,633
Amortization of deferred loan costs	40,664	41,114	41,004	41,002	48,056
Total fixed charges	1,130,738	2,398,654	2,158,679	2,157,905	1,885,689

Preference dividends	253,125	337,500	337,500	337,500	337,500
Total fixed charges and preference dividends	$1,383,863	$2,736,154	$2,496,179	$2,495,405	$2,223,189

Ratio of earnings to fixed charges	(3.13)	0.68	0.94	0.73	0.96

Deficiency of earnings to cover fixed charges and preference dividends	$5,715,578	$875,071	$138,428	$661,480	$78,592
(less than 1:1 ratio)